Exhibit 6.7

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF MARYLAND

NORTHERN DIVISION

TRILLIUM PARTNERS. LP

Plaintiff

v.

WEARABLE HEALTH SOLUTIONS, INC	Case No.: 1:20-cv-02322-BPG

Defendant

ORDER GRANTING APPROVAL OF SETTLEMENT AGREEMENT

This matter having come on for a hearing on the 15th day of September, 2020, to approve the Settlement Agreement and Stipulation entered into as of August 17, 2020, (the "Settlement Agreement"} between Plaintiff, TRILLIUM PARTNERS, LP ("Plaintiff') and Defendant. WEARABLE HEALTH SOLUTION , INC. ("Defendant" and collectively with Plaintiff1 the "Parties"), and the Court having held a hearing as to the fairness of the terms and conditions of the Settlement Agreement and being otherwise fully advised in the premises, the Court hereby finds as follows:

The Court has been 'advised that the Parties intend that the sale of the Shares (as defined by the Settlement Agreement and, hereinafter, the "Shares") to and the resale of the Shares by Plaintiff in the United States, assuming satisfaction of all other applicable securities laws and regulations, will be exempt from registration under the Securities Act of 1933 (the "Securities Act") in reliance upon Section 3(a)(10) of the Securities Act based upon this Court's finding herein that the terms and conditions of the issuance of the Shares by Defendant to Plaintiff are fair to Plaintiff;

The hearing having been scheduled upon the consent of Plaintiff and Defendant, Plaintiff has had adequate notice of the hearing and Plaintiff is the only party to whom Shares will be issued pursuant to the Settlement Agreement;

The terms and conditions of the issuance of the Shares in exchange for the release of certain claims as set forth in the Settlement Agreement are fair to Plaintiff, the only party to whom the Shares will be issued;

The fairness hearing was open to Plaintiff. Plaintiff was represented by counsel at the hearing who acknowledged that adequate notice of the hearing was given and consented to the entry of this Order.

It is hereby ORDERED AND ADJUDGED that the Settlement Agreement is hereby approved as fair to the party to whom the Shares will be issued, within the meaning of Section 3(a)(10) of the Securities Act and that the sale of the Shares to Plaintiff and the resale of the Shares in the United States by Plaintiff, assuming satisfaction of all other applicable securities laws and regulations, will be exempt from registration under the Securities Act of 1933. The Settlement Agreement entered into between the parties are hereby approved and the parties are ordered to comply with same. The United States District Court for the District of Maryland, Northern Division reserves jurisdiction over the parties to this action as well as the subject matter herein for purposes of contempt and enforcement of the Settlement Agreement as well as for such other purposes as allowed by law.

SO ORDERED, this 15th day of September, 2020

/s/ Beth P. Gesner
Beth P. Gesner
Chief United States Magistrate